Chunghwa Telecom participates in an investors conference Date of events: 2013/03/13 Contents:

1.	Date of the investor conference: 2013/03/18~2013/03/20

2.	Time of the investor conference: 8:30 AM

3.	Location of the investor conference: Hong Kong

4.	Brief information disclosed in the investor conference: The conference will be held by Credit Suisse.

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/.

6.	Will the presentation be released in the Company’s website: Please refer to http://www.cht.com.tw/ir

7.	Any other matters that need to be specified: None